Donna Jean Two LLC

OFFERING STATEMENT



OFFERING SUMMARY

Issuer Name	Donna Jean Two LLC
Doing Business As	Donna Jean
Offering Amount	$25,000.00 – $77,400.00
Security Type	Equity
Price per Unit	$100 per LLC Membership Unit

COMPANY OVERVIEW

Donna Jean Two, LLC is a gourmet vegan food restaurant located in Sherman Oaks, CA. We offer a diverse menu of delicious vegan dishes crafted with care and expertise. Our typical customers include health-conscious individuals, vegans, and those looking to explore plant-based cuisine. They choose us for our flavorful and innovative dishes, as well as our commitment to providing a welcoming dining experience.

Company History

Donna Jean Two, LLC was established in 2017 with a mission to provide delicious vegan food while supporting those fighting breast cancer. Our majority partner and head Chef Roy's mother passed away from aggressive breast cancer, inspiring us to create a restaurant that promotes a healthy vegan diet. Since then, our San Diego location, with an identical menu, has won numerous awards, including Best Overall Restaurant, Best Pizza, Best First Date Restaurant, and Best Restaurant for Vegans in the San Diego Reader's annual contest.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Donna Jean General Partnership	Limited Liability Company	75.0%
Minority Ownership (all less than 20% ownership)	Limited Liability Company	25.0%

The above is the only ownership outstanding for the company. The ownership interests of a(n) CA Limited Liability Co give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Roy Elam
Title: Co-Founder and Head Chef
Work History: Roy Elam has been working full time with Donna Jean Two, LLC since 2017, focusing on perfecting our gourmet vegan menu and overseeing staff training and development.
Biography: Roy Elam brings a wealth of experience and passion to Donna Jean Two, LLC's gourmet vegan food restaurant. Before co-founding Donna Jean, he was a valued member of the management teams of several renowned vegan restaurants in the Los Angeles area, showcasing his dedication to promoting plant-based cuisine.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Operations and Marketing	$38,700.00
Patio and Music Venue	$38,700.00
Total	$77,400.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line,

or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit

committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$25,000.00	$77,400.00
Less: Intermediary Fee*	- $2,000.00	- $5,918.00
Net Proceeds	$22,965.00	$71,447.00

* Applied at a marginal-rate based upon amount raised:
      Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Donna Jean Two LLC and how an investor's transaction and delivery of securities will be completed.

    a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Donna Jean Two LLC ("Security Agreement") by way of the investor's electronic signature.

    b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

    c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

    d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

    e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The Company has authorized the sale of equity stock through this Regulation Crowdfunding offering. The Company will be offering up to 774 membership units

Voting Rights - One vote per Share

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled, with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. Hov.rever, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Minority Holder

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Restrictions on Transfer of the Securities Being Offered

The shares will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Secutiy Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

> n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   Raised $46,600 in a Reg CF Raise with Honeycomb Credit in 2024

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*

2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Toast	$45,369.00	N/A	09/25/2025	$ 1.00
Total Balance	$45,369.00			$1.00

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2023	2024*
Cash & Equivalents	9,169	19,667
Accounts Receivable	-	-
Fixed Assets	952,291	929,763
Other Assets	10,000	10,000
TOTAL ASSETS	**971,460**	**959,430**
LIABILITIES & EQUITY		
Accounts Payable	-	-
ST-Debt Payable	-	50,000
LT-Debt Payable	-	-
TOTAL LIABILITIES	**-**	**50,000**
Retained Earnings	1,213,620	-
Net Income	(242,160)	(68,483)
TOTAL OWNER'S EQUITY	**971,460**	**909,430**
TOTAL LIABILITIES & EQUITY	**971,460**	**959,430**

Income Statement

INCOME	2023	2024*
Total Revenue	585,433	445,545
Cost of Goods Sold	134,793	136,601
GROSS PROFIT	**450,640**	**308,944**
Operating Expenses	692,800	376,929
NET INCOME	**(242,160)**	**(68,483)**

Statement of Cash Flows

	2023	2024*
NET INCOME (LOSS)	(242,160)	(68,483)
CASH FLOW ACTIVITIES		
Net Cash from Operations	13,157	13,385
Net Cash from Investing	-	-
Net Cash from Financing	-	-
NET INCREASE (DECREASE) IN CASH	(229,003)	(55,098)

* - Through 09/30/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Most Recent Year End
Total Assets	971,460
Cash & Equivalents	9,169
Accounts Receivable	-
Short-Term Debt	-
Long-Term Debt	-
Revenue	585,433
Cost of Goods Sold	134,793
Taxes Paid	-
Net Income	(242,160)

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the SEC;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the Commission;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i) at the time of the filing of this offering statement bars the person from:
      a) association with an entity regulated by such commission, authority, agency or officer;
      b) engaging in the business of securities, insurance or banking;
      c) engaging in savings association or credit union activities; or

   ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
   ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SECURITY AGREEMENT

This TERM SHEET sets forth the proposed terms and conditions for Equity Participation in Donna Jean Two LLC, a California Limited Liability Company.

This TERM SHEET is for discussion purposes only and is not intended to impose any legal obligation on any party.

1. **Purchase of Interests**

THE PURCHASER, would acquire from Donna Jean Two LLC, hereinafter THE COMPANY, the following properties and assets:

Exact percentage of ownership will be determined upon full completion of fundraising round.

The properties and assets purchased are hereinafter referred to as the ASSIGNED ASSETS.

0. **Purchase Price**

In consideration of the transfer and sale by the Company of the Assigned Interests to the Purchaser, the Purchaser has paid to the Company and is paid in full.

0. **Representations and Warranties**

. The Purchaser and the Company will comply with applicable law in the performance of the above transaction;

. The Company has good title and ownership over the Assigned Interests;

. The Company guarantees that the Assigned Interests are free from any obligations and defects;

. There is no pending Proceeding that has been commenced against the Company and the Purchaser that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions.

. The Purchaser or the Company, under no circumstances, shall make any public disclosure about the transaction prior to the Closing. Any such disclosure at or after the Closing must be mutually agreeable to both parties, provided, however, that nothing in this provision will prevent the Company from fulfilling any legal disclosure obligations.

0. **Closing Date**

Closing Date may be subjected to extension or postponement by mutual agreement of the parties.

0. **Governing Law**

This Term Sheet shall be governed by and construed in accordance with the laws of the State of California.

OPERATING AGREEMENT FOR

Donna Jean Two, LLC,

A California Limited Liability Company ("the Company")

This Operating Agreement and the percentage ownership through this Operating Agreement is Limited to the

Restaurant located at 4720-4722 Woodman Ave, Sherman Oaks, CA 91423

The Donna Jean Two GENERAL PARTNERSHIP will always hold the the position of manager and 75% majority interest in this Restaurant

and in this Agreement.

This Operating Agreement for Donna Jean Two, LLC ("Agreement"), made and entered into effective August 21, 2023 ("effective date") by and among the following members:

1. **The Donna Jean Two GENERAL PARTNERSHIP, a California General Partnership ("Partnership")**
2. **Member, an individual**

(Collectively all referred to herein as the "Members", individually as a "Member")

<u>Recitals</u>

- ◼ The Members agree that "The DONNA JEAN TWO GENERAL PARTNERSHIP"shall always remain as the majority member, i.e., it shall hold an 75% interest in this Company.

■The members agree that "The DONNA JEAN TWO GENERAL PARTNERSHIP" shall be the exclusive manager of the LLC.

■The members agree that the Articles of Organization shall always state that this LLC is   manager managed.

■ During the operation of the LLC, all Members combined, other than the Partnership, shall be allocated 75% of the net profits, to be divided among themselves in proportion to their Profit Interests in the Company, until such time as each of them has recovered a sum equivalent to 150% of their initial capital contribution. Until this condition is fulfilled, the Partnership will receive an allocation of 25% of all net profits.

■ During the operation of the LLC, and immediately after such time as all Members, other than the Partnership, have each recovered a sum equivalent to 150% of their initial capital contribution, those same Members combined shall receive an allocation of 25% of all net profits, to be divided among themselves in proportion to their Profit Interests in the Company. At this time the Partnership shall receive a 75% allocation of all net profits. Once activated, this provision will govern and fix the net profit allocation between the Members and the Partnership indefinitely going forward.

■ Upon a sale, merger or liquidation of the Company of all or substantially all of its assets, Net Profits first will be allocated to those Non-Partnership Members with negative Capital Account balances to the extent of and in proportion to such negative balances, until such negative balances are eliminated. Any remaining Net Profit will then be used to recover for each Member, other than the Partnership, any outstanding amount remaining as to a sum equal to twice their initial capital contribution. To achieve this end equitably, Net Profits will be allocated among these Non-Partnership Members under the following Process: a) among themselves in proportion to their Profit Interests in the Company, and b) until such time as each of them has recovered a sum equal to twice their initial capital contribution. Once this process has been completed, any remaining Net Profit shall then be allocated in the following manner: a) 75% to Donna Jean General Partnership, and b) 25% to Non-Partnership Members each according to their profit interest in that group.

■In addition to the rights and interests described above, until such time as she has recouped her principal investment in full, Member Caitlin Lamb shall receive $ 2,000 on the 15th day of each Calendar month and in addition, she shall receive 100% of all net profits Before the distribution of profits is made to any other Member after which time she shall be treated equally with all other Members.

These recitals are expressly incorporated into this operating agreement.

4. ARTICLE I
5. DEFINITIONS

When used in this Agreement, the following capitalized terms shall have the meanings provided below:

Section 1.1 "Agreement" "Agreement" means this Operating Agreement, in its original form and as amended from time to time.

Section 1.2 "Among themselves in proportion to their Profit Interests in the Company"   "Among themselves in proportion to their Profit Interests in the Company" means by way of example that if there is a total profit distribution of $100,000 and if that distribution is made prior to the point in time by which the Non-Partnership Members have received total distributions equivalent to 100% of their investment, then those members in total receive $75,000 of the distribution with the remaining $25,000 going to the Donna Jean Two General Partnership.

In this example, there are three members who jointly own 100% of the Non-Partnership portion of the LLC: A with 10%, B with 30% and C with 60%. Distribution to these members would occur as follows: A at $7,500, B at $22,500 and C at $45,000.

Section 1.3 "Articles" "Articles" means the Articles of Organization filed with the California Secretary of State forming this limited liability company, as initially filed and as they may be amended from time to time.

Section 1.4 "Transferee" "Transferee" means a person who holds an interest of a former Member with that Member's economic rights but with no other rights.

Section 1.5 "Bankruptcy" "Bankruptcy" means, with respect to any Person, being the subject of an order for relief under Title 11 of the United States Code, or any successor statute or other statute in any foreign jurisdiction having like import or effect.

Section 1.6 "Bona Fide Offer" "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an affiliate of the selling Member.

Section 1.7 "Capital Account" "Capital Account" means the amount of the capital interest of a Member in the Company, consisting of the amount of money and the fair market value, net of liabilities, of any property initially contributed by the Member, as (1) increased by any additional contributions and the Member's share of the Company's profits, and (2) decreased by any distribution to that Member as well as that Member's share of Company losses.

Section 1.8 "Capital Contribution" "Capital Contribution" means the total amount of money and the fair market value, net of liabilities, of any property contributed by the Members to the Company.

Section 1.9 "Code" "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision of any succeeding revenue law.

Section 1.10 "Company" "Company" means Donna Jean Two, LLC, the entity formed in accordance with this Agreement and the Articles.

Section 1.11 "Company Minimum Gain" "Company Minimum Gain" shall have the same meaning as set forth for the term "Partnership Minimum Gain" in Regulations Section 1.704-2(d).

Section 1.12 "Corporations Code" "Corporations Code" means the California Corporations Code, as amended from time to time, and the provisions of any succeeding law.

Section 1.13 "Departing Member" "Departing Member" means any Member whose conduct results in a Dissolution Event or who withdraws from the Company in accordance with Section 4.3, where such withdrawal does not result in dissolution of the Company.

Section 1.14 "Distribution" "Distribution" means the transfer of money or property by the Company to the Members without consideration.

Section 1.15 "Fair Option Price" "Fair Option Price" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the Option Date. Each of the selling and purchasing parties shall use his, her, or its best efforts to mutually agree on the Fair Option Price.

Section 1.16 "Fiscal Year" "Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

Section 1.17 "Majority Interest" "Majority Interest" means the interest of the Members holding greater than fifty percent (50%) of the total capital interests held by all Members as set forth on Exhibit "A" attached hereto.

Section 1.18 "Manager" "Manager" shall mean The Donna Jean GENERAL PARTNERSHIP, or any entity that The Donna Jean Two GENERAL PARTNERSHIP is converted to or merged into.

Section 1.19 "Member" "Member" means each Person who (1) has been admitted into membership in the Company; (2) executes or causes to be executed this Agreement and any subsequent amendments hereto; and (3) has not engaged in conduct resulting in a Dissolution Event or terminated membership for any other reason.

Section 1.20 "Member Nonrecourse Debt" "Member Nonrecourse Debt" shall have the same meaning as set forth for the term "Partnership Nonrecourse Debt" in Regulations Section 1.704-2(b).

Section 1.21 "Member Nonrecourse Deductions" "Member Nonrecourse Deductions" means items of Company loss, deduction, or Code Section 705(a) (2) (B) expenditures which are attributable to Member Nonrecourse Debt.

Section 1.22 "Membership Interest" "Membership Interest" means a Member's rights in the Company, including the Member's economic interest, right to vote and to participate in management and the right to information concerning the business and affairs of the Company provided in this Agreement or under the Act.

Section 1.23 "Negative Capital Account" "Negative Capital Account" means a Capital Account with a balance of less than zero.

Section 1.24 "Net Profits" and "Net Losses" "Net Profits" and "Net Losses" mean the Company's income, loss, and deductions computed at the close of each fiscal year in accordance with the accounting methods used to prepare the Company's information tax return filed for federal income tax purposes.

Section 1.25 "Non-Partnership Member" "Non-Partnership Member" means any Member of the Company other than the Partnership.

Section 1.26 "Nonrecourse Liability" "Nonrecourse Liability" has the meaning provided in Regulations Section 1.752-1(a) (2) or any succeeding revenue law.

Section 1.27 "Partnership" "Partnership" means The DONNA JEAN TWO GENERAL PARTNERSHIP.

Section 1.28 "Percentage Capital Interest" "Percentage Capital Interest" means the percentage ownership of the Company of each Member as set forth in the column entitled "Member's Capital Interest" contained in Exhibit "A" attached hereto and as recalculated from time to time pursuant to this Agreement.

Section 1.29 "Person" "Person" means an individual, partnership, limited partnership, corporation, Limited Liability Company, registered limited liability partnership, trust, estate, association, or any other entity.

Section 1.30 "Positive Capital Account" "Positive Capital Account" means a Capital Account with a balance greater than zero.

Section 1.31 "Profit Interest" "Profit Interest" means the percentage of net income or net loss allocated to each member as set forth in the column entitled Member's Profit Interest contained in Exhibit "A" attached hereto.

Section 1.32 "Regulations" "Regulations" as used in this Agreement, refers to the income tax regulations of the United States Treasury Department promulgated under the Code, including any temporary regulations, and any successor regulations which may be promulgated.

Section 1.33 "Remaining Members" "Remaining Members" means upon the occurrence of a Dissolution Event, those Members of the Company whose conduct did not cause its occurrence.

Section 1.34 "Secretary of State" "Secretary of State" means the Secretary of State for the State of California.

Section 1.35 "Tax Matters partner" "Tax Matters partner" as defined in Code Section 6231 is that Member designated by the Company in Section 8.6 to serve as the Company's representative in all examinations of the Company's affairs by taxing authorities.

Section 1.35 "Guaranteed payment": as defined under the Internal Revenue Code.

1. ARTICLE II
2. FORMATION AND ORGANIZATION

Section 2.1 Initial Date and Initial parties: This Agreement is first entered into as of the effective date above, by and among the Company and the persons who are Members of Donna Jean Two, LLC.

Section 2.2 Subsequent parties: No person may become a Member of the Company without agreeing to and becoming a signatory of this Agreement and any offer or assignment of a Membership Interest is contingent upon the fulfillment of this condition.

Section 2.3 Name: The name of this Company is DONNA JEAN Two, LLC.

Section 2.4 Term: The Company commenced upon the filing of its Articles of Organization and it shall continue in existence indefinitely, unless terminated in accordance with the provisions of this Agreement.

Section 2.5 Principal Place of Business: The Company will have its principal place of business at 4720-4722 Woodman Ave, Sherman Oaks, California, 91423 or at any other address within the State of California upon which the Members agree. The Company shall maintain it's principal executive offices at its principal place of business, as well as maintaining at that location all records and documents.

Section 2.6 Resident Agent: The name and address of the Company's agent for service of process in the State of California is MITCH C. WALLIS, attorney at law, 6309 University Ave, San Diego, California 92115.

Section 2.7 Names and Addresses of Members: The names and percentage ownership of each Member is listed on Exhibit "A" attached hereto. Exhibit A addendum 1 kept by the Manager contains the addresses, phone numbers and tax identification numbers for each Member. Copies of the Exhibit addendum 1 given Members of the Company other than the Manager (Partnership) shall contain only each Member's name, address and the last four digits of the tax identification number so as to protect their security and privacy.

Section 2.8: Authorization and Purpose: The Members have formed this Company and, in accordance therewith, have filed Articles with the Secretary of State. The Members intend to govern the Company in accordance with the Articles and this Agreement. The purpose of the Company through this Agreement is limited to operating, managing, promoting, and marketing the restaurant at 4720-4722 Woodman Ave, Sherman Oaks, CA 91423.

3.   ARTICLE III
4.   CAPITAL CONTRIBUTIONS AND ACCOUNTS

Section 3.1 Initial Capital Contributions: The initial Capital Contribution of each Member whether tangible or intangible is listed in Exhibit "A" attached hereto. Exhibit "A" shall be revised to reflect any additional contributions pursuant to Section 3.2. The Members have determined their respective interests in the Company with reference to the value of the capital contributed by each Member net of any liabilities assumed by the Company; or on such other basis as the Members agree.

Section 3.2 Additional Contributions: Except as specifically provided in this Agreement, no Member shall be required to make any additional contributions to the Company.

Section 3.3 Reserved

Section 3.4 Interest Payments: No Member shall be entitled to receive interest payments in connection with any contribution of capital to the Company.

Section 3.5 Right to Return of Contributions: No Member shall be entitled to a return of any capital contributed to the Company, except as expressly provided in this Agreement in Article IX.

Section 3.6 Capital Accounts: A Capital Account shall be created and maintained by the Company for each Member, in conformance with Regulations Section 1.704-1 (b) (2) (IV), which shall reflect all Capital Contributions to the Company. Should any Member transfer or assign all or any part of his Membership Interest in accordance with this Agreement, the successor shall receive that portion of the Member's Capital Account attributable to the interest assigned or transferred.

Section 3.7: The DONNA JEAN TWO GENERAL PARTNERSHIP holds the majority interest. It is the intent of all Members that The DONNA JEAN TWO GENERAL PARTNERSHIP Member will hold the majority interest of 75%, i.e., in this restaurant and in the Company. No provision of this Agreement can conflict with Section 3.7. To the extent that a conflict develops, this Section 3.7 will always govern.

5.   ARTICLE IV
6.   MEMBERS

Section 4.1 Limitation of Liability: No Member shall be personally liable for the debts,

obligations, liabilities, or judgments of the Company solely by virtue of his membership in the Company, except as expressly set forth in this Agreement or as required by law.

Section 4.2 Additional Members: Additional Members may be admitted to the Company only if approved by Members with a majority interest.

Section 4.3 Withdrawals or Resignations: Any Member may withdraw or resign at any time upon 180 days prior written notice to the Company. Withdrawal shall not release a Member from any obligations or liabilities under this Agreement accrued or incurred before the effective date of withdrawal. In the event of such withdrawal, such Member's Membership Interest shall be terminated, such Member shall thereafter only have the rights of a transferee and such Membership Interest shall be subject to purchase and sale as provided in Article VII of this Agreement.

Section 4.4 Reserved.

Section 4.5 Remuneration to Members: A Member may also be an employee of the Company if hired by the Manager and as such may be entitled to reasonable compensation in an amount and at such intervals as shall be determined by the Manager.

Section 4.6 Transactions with Company: A Member may lend money to and transact business with the Company, subject to any limitations contained in this Agreement. To the extent permitted by applicable laws, such a Member shall be treated like any other Person with respect to transactions with the Company.

Section 4.7 Meetings: There will be no required regular or annual meetings of the Members. However, a majority of Members or a group of Members possessing a majority of interest in the Company or a group of Members possessing a majority of interest in the Non-Partnership portion of the company may call a meeting at any time. Meetings of the Members shall be held at the Company's principal executive office or at any other place selected by the Manager. Written notice of the meeting shall be provided to all Members entitled to vote at the meeting. Unless otherwise provided in this Agreement, approval of any matters coming before the Membership may only be obtained upon an affirmative vote by Members owning a majority of the interests in the Company.

ARTICLE V

7.   MANAGEMENT AND CONTROL OF THE COMPANY

Section 5.1 Management of the Company by the Managers:

A. Exclusive Management by the Manager: The business, property and affairs of the Company shall be managed exclusively by The DONNA JEAN TWO GENERAL PARTNERSHIP Member. Except for situations in which the approval of the Members is expressly required by the Articles or this Agreement, the Manager shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

B. Agency Authority of the Manager: The Manager, acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. All checks, drafts, and other instruments obligating the Company to pay money in any amount may be signed by the Manager, acting alone.

Section 5.2 The DONNA JEAN TWO GENERAL PARTNERSHIP member shall have the sole discretion to appoint any successor Manager.

Section 5.3 Powers of the Manager: Without limiting the generality of Section 5.1, but subject to the express limitations set forth elsewhere in this Agreement, the Manager shall have all necessary powers to manage and carry out the purposes, business, property and affairs of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers under the "Act," including, without limitation, the power to:

(i)   Acquire, purchase, renovate, improve, alter, rebuild, demolish, replace, and own real property and any other property or assets that the Manager determines is necessary or appropriate or in the interest of the business of the Company, and to acquire options for the purchase of any such property;

(ii) Sell, exchange, lease, or otherwise dispose of the real property and other property and assets owned by the Company, or any part thereof, or any interest therein;

(iii)   Borrow money from any party including the Manager and his or her Affiliates, issue instruments of indebtedness in connection therewith, refinance, increase the amount of, modify, amend, or change the terms of, or extend the time for the payment of any indebtedness or obligation of the Company, and secure such indebtedness by mortgage, deed of trust, pledge, security interest, or other lien on Company assets;

(iv) Guarantee the payment of money or the performance of any contract or obligation of any Person;

(v) Sue on, defend, or compromise any and all claims or liabilities in favor of or against the Company; submit any or all such claims or liabilities to arbitration; and confess a judgment against the Company in connection with any litigation in which the Company is involved; and

(vi) Retain legal counsel, auditors, and other professionals in connection with the Company business and to pay therefore such remuneration as the Manager may determine;

(vii)   Establish such bank accounts at California Bank & trust or such other financial institution as may reasonably be necessary to provide a depository for the Company's funds;

(viii)   The sale, exchange or other disposition of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions, except in the orderly liquidation and winding up of the business of the Company upon its duly authorized dissolution;

(ix) The conversion or merger of the Company;

(xi) An alteration of the primary purpose or business of the Company as set forth in Section 2.8; so long as such purpose or business is incident to the operation of a vegan restaurant;

(xii)   Transactions between the Company and the Manager or Members or one or more of the Manager's or Member's Affiliates, or transactions in which the Manager or Members, or one or more of the Manager's or Members Affiliates, has a material financial interest;

(xiii)   Without limiting subsection (v), the lending of money by the Company to the Manager, or any Member, or any officer;

(xiv)   Any act which would it impossible to carry on the ordinary business of the Company.

(xv)   The confession of a judgment against the Company;

(xvi)   To file a bankruptcy petition on behalf of the Company.

Section 5.4 Performance of Duties; Liability of the Manager: The Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager.

The Manager shall perform his or her managerial duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

A Person who so performs the duties of Manager shall not have any liability by reason of being or having been a Manager of the Company. In performing his or her duties, the Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, of the following persons or groups unless they have knowledge concerning the matter in question that would cause such reliance to be unwarranted and provided that the Manager acts in good faith and after reasonable inquiry when the need therefore is indicated by the circumstances:

A. One or more officers, employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

B. Any attorney, independent accountants or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence; or

C. A committee upon which the Manager does not serve, duly designated in accordance with a provision of the Articles or this Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit competence.

Section 5.5 Devotion of Time: The Manager is not obligated to devote all of his or her time or business efforts to the affairs of the Company. The Manager shall devote whatever time, effort, and skill as he or she deems appropriate for the operation of the Company.

Section 5.6 Reserved.

Section 5.7 Transactions Between the Company and the Manager: Notwithstanding that it may constitute a conflict of interest, the Manager may, and may cause his or her Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, case, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arms length and provided that a Majority Interest of the Members having no interest in such transaction (other than their interests as Members) affirmatively vote or consent in writing to approve the transaction.)

Section 5.8 Liability of Manager Limited to Manager's Assets: Under no circumstances will any director, officer, shareholder, member, manager, partner, employee, agent or Affiliate of any Manager or Member have any personal responsibility for any liability or obligation of any other Manager or Member.

Section 5.9 Payments to Manager: Except as specified in this Agreement, neither the Manager nor an Affiliate of the Manager is entitled to remuneration for services rendered or goods provided to the Company. The Manager shall not be prevented from receiving any fee because the Manager is also a Member of the Company. The Manager and his or her Affiliates shall receive only the following payments:

A. Services Performed by the Manager or Affiliates: The Company may pay the Manager or Affiliates of the Manager for services rendered or goods provided to the Company to the extent that the Manager is not required to render such services or goods themselves without charge to the Company, and to the extent that the fees paid to the Manager or Affiliates do not exceed the fees that would be payable to an independent responsible third party that is willing to perform such services or provide such goods.

B. Expenses: The Company shall reimburse the Manager and his or her Affiliates for the actual cost of materials used for or by the Company. Except as otherwise provided herein, the Manager and his or her Affiliates shall not be reimbursed by the Company for the following expenses: (I) salaries, compensation or fringe benefits of directors, officers or employees of the Manager or his or her Affiliates; (ii) overhead expenses of the Manager or his or her Affiliates, including, without, limitation, rent and general office expenses; and (ill) the cost of providing any service or goods for which the Manager or his or her Affiliates are entitled to compensation under this Agreement. Additionally, the Manager and the Members shall be entitled to reimbursement for meals, travel or entertainment costs incurred on behalf of the Company, provided that the Manager or Member accounts properly for such expenses to the Company in accordance with the general corporate policy of the Company as to expense verification and the requirements of the Internal Revenue Service regulations relating to substantiation of expenses.

Section 5.10   Officers:

ARTICLE VI

ALLOCATION OF PROFIT AND LOSS

Section 6.1 Compliance with IRS Code and Regulations: The Company intends to comply with the IRS Code and all applicable Regulations, including without limitation the minimum gain charge-back requirements, and intends that the provisions of this Article VI be interpreted consistently with that intent. The Company intends to elect in accordance with applicable regulations, to be taxed as a partnership for federal income tax purposes.

Section 6.2 Allocation of Profits and Losses: Net Profits with respect to each calendar year will be allocated in the following manner:

First, Net Profits from all operating sources will be allocated under the following conditions:

a) Both Profit allocation (for taxable income purposes) and distribution will be 75% to Non-Partnership Members among themselves in proportion to their Profit Interests in the Company, until such time as each of them has recovered: 1) the amount equal to 150% of their initial capital contribution. Until this condition is fulfilled, the Partnership will receive 25% of profit allocations and distributions.

b) Immediately after such time as all Members, other than the Partnership, have each recovered a sum equivalent to 150% of their initial capital contribution, those same Members combined shall receive 25% of all profit allocations and distributions to be allocated amongst them in proportion to their ownership interest in the Company. The Partnership shall then receive 75% of all profit allocation and distributions. Once activated, this provision will govern and fix the net profit allocation and distribution between the Members and the Partnership indefinitely going forward.

Second, Upon a sale, merger or liquidation of the Company of all or substantially all of its assets, Net Profits first will be allocated to those Non-Partnership Members with negative Capital Account balances to the extent of and in proportion to such negative balances, until such negative balances are eliminated. Any remaining Net Profit will then be used to recover for each Member, other than the Partnership, any outstanding amount remaining as to a sum equal to twice their initial capital contribution. To achieve this end equitably, Net Profits will be allocated among these Non- Partnership Members under the following Process: a) among themselves in proportion to their Profit Interests in the Company, and b) until such time as each of them has recovered a sum equal to twice their initial capital contribution. A Non-Partnership Member will participate in this Process only to the extent necessary to recover any outstanding amount as to twice its initial capital contribution. Once that occurs, only the remaining Members still left with any outstanding amounts as to a recovery of a sum equal to twice their initial capital, will participate in the Process. Any remaining Net Profit shall be allocated so that the Partnership shall receive 75% and the combined remaining members will receive 25% (to be allocated among themselves in proportion to their Profit Interests in the Company)

Section 6.3 Net Losses: Except as specifically provided elsewhere in this Agreement, Net Losses shall be allocated to the Members in proportion to their Profit Interest in the Company. However, the foregoing will not apply to the extent that it would result in a Negative Capital Account balance for any Member in excess of the sum of the Company Minimum Gain which would be realized by that Member in the event of a foreclosure of the Company's assets plus that Member's share of recourse debt. Any Net Loss which is not allocated in accordance with the foregoing provision shall be allocated to other Members who are unaffected by that provision. When subsequent allocations of profit and loss are calculated, the losses reallocated pursuant to this provision shall be taken into account such that the net amount of the allocation shall be as close as possible to that which would have been allocated to each Member if the reallocation pursuant to this section had not taken place.

Section 6.4 Regulatory Allocations: Notwithstanding the provisions of Section 6.3, the following applies:

(a) Should there be a net decrease in Company Minimum Gain in any taxable year, the Company shall specially allocate to each Member items of income and gain for that year (and, if necessary, for subsequent years) as required by the Regulations governing "minimum gain chargeback" requirements of Section 1.704-2(a) prior to making any other allocations.

(b) Should there be a net decrease in Company Minimum Gain based on a Member Nonrecourse Debt in any taxable year, the Company shall first determine the extent of each Member's share of the Company Minimum Gain attributable to Member Nonrecourse Debt in accordance with Regulations Section 1.704-2(I)(5). The Company shall then specially allocate items of income and gain for that year (and, if necessary, for subsequent years) in accordance with Regulations Section 1.704-2(i)(4) to each Member who has a share of the Company Minimum Gain attributable to Member Nonrecourse Debt.

(c) The Company shall allocate Nonrecourse Deductions for any taxable year to each Member in proportion to his Profit Interest in the Company.

(d) The Company shall allocate Member Nonrecourse Deductions for any taxable year to the Member who bears the risk of loss with respect to the Nonrecourse Debt to which the Member Nonrecourse Deduction is attributable, as provided in Regulations Section 1.704-2(i).

(e) If a Member unexpectedly receives any allocation of loss or deduction, or item thereof, or distributions which result in the Member's having a Negative Capital Account balance at the end of the taxable year greater than the Member's share of Company Minimum Gain, the Company shall specially allocate items of income and gain to that Member in a manner designed to eliminate the excess Negative Capital Account balance as rapidly as possible. Any allocations made in accordance with this provision shall be taken into consideration in determining subsequent allocations under this Article, so that, to the extent possible, the total amount allocated in this and subsequent allocations equals that which would have been allocated had there been no unexpected adjustments, allocations, or distributions and no allocation pursuant to this Section 6.4(e).

(f) In accordance with Code Section 704(c) and the Regulations promulgated pursuant thereto, and notwithstanding any other provision in this Article, income, gain, loss, and deductions with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among Members taking into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value on the date of contribution. Allocations pursuant to this subsection are made solely for federal, state, and local taxes and shall not be taken into consideration in determining a Member's Capital Account or share of Net Profits or Net Losses or any other items subject to Distribution under this Agreement.

Section 6.5 Distributions: The DONNA JEAN TWO GENERAL PARTNERSHIP intends but is not required to make distributions to the Members on a quarterly basis subject to the following caveat: 1) Provided that the Company has sufficient cash reserves to meet its foreseeable operating needs and contingencies, 2) Such a Distribution shall be made as detailed in Section 6.2, supra.

3) The Company shall make cash distributions to the Members in such amounts as are required to allow the Members to pay all federal and State income taxes resulting from the allocation of profits and gains to the members by the Company. Such distributions shall be made no later than April 15 of the year immediately following the calendar year for which any allocation of income was made.

ARTICLE VII

TRANSFERS AND TERMINATIONS OF MEMBERSHIP INTERESTS

Section 7.1 Restrictions on Transfer: Except as expressly provided in Section 7.2, a Member shall not transfer any part of the Member's Membership Interest in the Company, whether now owned or later acquired, unless the Members holding a Majority Interest approve the transferee's admission to the Company as a Member on such transfer. No Member may encumber or permit or suffer any encumbrance of all or any part of the Member's Membership Interest in the Company unless such encumbrance has been approved in writing by Members holding a Majority Interest. Such approval may be granted or withheld in the Members' sole discretion. Any transfer or encumbrance of a Membership Interest without such approval shall be void. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may transfer all or any portion of his or her Membership Interest to any revocable trust created *for* the benefit of the Member, a charitable trust or charitable corporation, or any combination between or among the Member, the Member's spouse, and the Member's issue; provided that the Member, other than a charitable trust or charitable corporation, retains a beneficial interest in the trust and all of the voting interest included in such Membership Interest. A transfer of a Member's beneficial interest in such trust, or failure to retain such voting interest, shall be deemed a transfer of a Membership Interest.

Section 7.2 Right of First Refusal: If a Member wishes to transfer any or all of the Member's Membership Interest in the Company under a Bona Fide Offer, the Member shall give notice to all the Members at least 90 days in advance of the proposed sale or transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. The Company and the other Members shall have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the price for the Membership Interest is other than cash, the fair value in dollars of the price shall be as established in good faith by the Company. For 30 days after the notice is given AND the Fair Option Price is determined, the Company shall have the first right to purchase the Membership Interest offered, on the terms stated in the notice, *for* the lesser of (1) the price stated in the notice (or the price plus the dollar value of noncash consideration, as the case may be) or (2) the price determined under the appraisal procedures set forth in Section 7.4.

If the Company does not exercise the right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right shall be given to the other Members for <u>an additional 30-day period,</u> beginning on the day that the Company's right to purchase expires.

 Each of the other Members shall have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Member's Percentage Capital Interest bears to the total Percentage Capital Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member. If the Company and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may on the terms and conditions stated in the notice, sell or exchange that Membership Interest to the offeror named in the notice. Unless the requirements of Section 7.1 are met, this section shall cause any offeror to become a transferee and such transferee shall be entitled to receive only the share of profits or other compensation by way of Net Income and the return of Capital Contribution to which the assigning Member would have been entitled. Transferees have no rights to voice or vote regarding the management of the LLC through this Agreement.

Section 7.3 Non-participation of Interested Member: Neither the Member whose Interest is subject to purchase under Sections 7.2 nor such Member's affiliate shall participate in any vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

Section 7.4 Option Purchase Price: The purchase price of the Membership Interest that is the subject of an option under Section 7.2 shall be the Fair Option Price of the interest. If the parties are unable to agree on the Fair Option Price within 30 days of the Option Date, the selling party and the purchasing party shall mutually appoint within 20 days of the Option Date, a qualified appraiser. Such appraiser shall determine the Fair Option Price of the Membership Interest in writing and submit his report to all the parties. Such Fair Option Price as determined by the mutually agreed upon appraiser shall be the Fair Option Price.

Section 7.5 Substituted Member: Except as expressly permitted under Section 7.1, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest (Substituted Member) only (1) on the vote of the Members holding a Majority Interest in favor of the prospective transferee's admission as a Member and (2) on such prospective transferee executing a counterpart of this Agreement as a party hereto.

ARTICLE VIII

BOOKS, RECORDS, AND REPORTING

Section 8.1 Books and Records: The Company shall maintain at its principal place of business the following books and records:

(a) A Client list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the Capital Contribution, Capital Account, and Membership Interest of each Member;

(b) A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto were executed;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d) A copy of this Agreement and any amendments hereto, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments hereto were executed;

(e) Copies of the Company's financial statements, if any, for the six (6) most recent fiscal years;

(f) The books and records of the Company as they relate to its internal affairs for at least the current and past four (4) fiscal years; and

(g) True and correct copies of all relevant documents and records indicating the amount, cost, and value of all of the property and assets of the Company.

Section 8.2 Accounting Methods: The books and records of the Company shall be maintained in accordance with the accounting methods utilized for federal income tax purposes.

Section 8.3 Reports: The Company shall cause to be prepared and filed in a timely manner all reports and documents required by any governmental agency. The Company shall cause to be prepared at least annually all information concerning the Company's operations that is required by the Members for the preparation of their federal and state income tax returns. The Company shall send to each Member within ninety (90) days of the conclusion of the taxable year:

(a) All information concerning the Company's operations necessary to the preparation of the Member's individual federal and state income tax or information returns; and

(b) A copy of the Company's federal, state, and local income tax or information returns for the taxable year.

Section 8.4 Inspection Rights: For purposes reasonably related to their interests in the Company, all Members shall have the right to inspect and copy the books and records of the Company during normal business hours, upon reasonable request.

Section 8.5 Bank Account: The Manager shall maintain all of the funds of the Company in a bank account or accounts in the name of the Company, or at a depository institution or institutions. The Manager shall not permit the funds of the Company to be commingled in any manner with the funds or accounts of any other Person.

Section 8.6 Tax Matters Partner: The Company designates MITCH C. WALLIS, in his capacity as Trustee of Hallmark Enterprises Trust, representing the Partnership, as Tax Matters Partner, as defined in Code Section 6231 to represent the Company, at the Company's expense, in all examinations of the Company's affairs by taxing authorities and to expend Company monies to obtain necessary professional services in connection with such examinations.

ARTICLE IX

DISSOLUTION, LIQUIDATION, AND WINDING UP

Section 9.1 Conditions Under Which Dissolution Shall Occur: The Company shall dissolve and its affairs shall be "wound up" upon the happening of the first to occur of the following:

(a) At the time specified in the Articles;

(b) Upon the written vote of all of the Members to dissolve;

(c) Upon the entry of a decree of judicial dissolution

(d) Upon the happening of any event specified in the Articles as causing or requiring dissolution; or

(e) Upon the sale of all or substantially all of the Company's assets.

Section 9.2 Winding Up and Dissolution: If the Company is dissolved, the Remaining Members shall wind up its affairs including the selling of all of the Company's assets and the provision of written notification to all of the Company's creditors of the commencement of dissolution proceedings.

Section 9.3 Order of Payment: After determining that all known debts and liabilities of the Company in the process of winding up have been paid or provided for, including, without limitation, debts and liabilities to Members who are creditors of the Company, the remaining assets shall be distributed among the Members in accordance with their Positive Capital Account balances, after taking into consideration the profit and loss allocations made pursuant to Article VI.

Section 9.4 Members' Receipt of Payment: Except as otherwise provided in this Agreement or by the Act, the Members are entitled to payment of their Capital Account balances only from the Company and are not entitled to recover their Positive Capital Account balance or share of Net Profits from any individual Member or the Manager.

Section 9.5 Filing of Certificates: Upon the dissolution of the Company, the Company shall file a Certificate of Dissolution with the Secretary of State. After the winding up of the Company's affairs has been completed, the Company shall file a Certificate of Cancellation of the Articles of Organization with the Secretary of State.

a.   ARTICLE X
1.   INDEMNIFICATION

Section 10.1 Indemnification of Agents: The Company shall indemnify all Members and the Manager, and may indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he, she or it is or was a Member, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, he, she or it is or was serving at the request of the Company as a Member, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such Persons being referred to hereinafter as an "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit; excluding acts of fraud or gross negligence.

ARTICLE XI

Miscellaneous

Section 11.1   Parties of interest: Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any person other than the parties to it and their respective successors and assigns. Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third party to this Agreement. No provision of this Agreement shall give any third persons any right of subrogation or action over or against any party to this Agreement.

Section 11.2   Amendment, Waiver: This Agreement constitutes the entire agreement between the parties. This Agreement shall not be changed or modified, in whole or in part, except by supplemental agreement signed by all the Members. Any Member may waive compliance by any other with any of the covenants or conditions herein, but no waiver shall be binding unless executed in writing by the Member making the waiver. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

Section 11.3   Notice: Any and all notices or any other communication provided for herein shall be given in writing by registered or certified mail which shall be addressed, in the case of the Company, to its principal office, and in the case of any Member, to such Member's address appearing on the books of the Company or to such other address as may be designated by such Member pursuant to this Agreement

Section 11.4 Severability: The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof and the Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

Section 11.5 Governing Law: This Agreement shall be construed, performed, and enforced in accordance with the laws of the State of California.

2.   Section 11.6 Spousal Consent: Except where both spouses are Members of the Company, within ten (10) days of becoming a member of the Company or ten (10) days after an individual marries, such member shall have his spouse execute his or her consent to this Agreement except in those cases wherein a prenuptial or postnuptial agreement exists sufficiently covering the division of property such that no additional spousal consent is necessary. In those cases, Members shall permit the Manager of the Company to examine the pre or postnuptial agreement to ensure its validity.

3.   ARTICLE XII
4.   Arbitration

Section 12.1 Arbitration: Except as provided otherwise in this Agreement, any dispute arising out of this Agreement shall be submitted to the American Arbitration Association for resolution.

Section 12.2   The parties shall submit all disputes relating to this Agreement (whether contract, tort, or both) to binding arbitration in San Diego, California with the American Arbitration Association. Only one Arbitrator will be allowed. Either party may enforce the award of the arbitrator. The decision of the arbitrator is final and binding and may be entered as judgment in any Court of competent jurisdiction. The parties understand that they are waiving their rights to a jury trial.

Section 12.3 The party demanding arbitration shall submit a written claim to the other party, setting out the basis of the claim. The responding party or parties shall have thirty (30) days in which to respond to this demand in a written answer.

Section 12.4 Within sixty (60) days after a dispute subject to arbitration arises; the parties shall select an arbitrator. If the parties are unable or unwilling to agree on an arbitrator within that time, the American Arbitration Association shall select the arbitrator.

Section 12.5 The arbitration shall take place in San Diego County, California, at a time and place selected by the arbitrators.

Section 12.6 Any controversy or claim arbitrated under this Section shall be arbitrated by and in accordance with the then existing arbitration rules of The American Arbitration Association.

Section 12.7 The arbitrator's fees and the costs and fees for the arbitration will be split equally between the parties. In the arbitration award, the arbitrator may adjust the fees or costs to the prevailing party based upon the Arbitrator's finding of a lack of good cause from the non-prevailing party.

Section 12.8 Each party shall bear its own attorney fees. In the arbitration award, the arbitrator may adjust the attorney fees to the prevailing party based upon the Arbitrator's finding of a lack of good cause from the non-prevailing party.

Section 12.9 It is expressly agreed that the Arbitrator shall have no power to adjudicate issues affecting the ownership of the intellectual property rights of Mitch C. Wallis, and/or by any irrevocable Trust wherein he serves and/or intellectual property rights of The DONNA JEAN GENERAL PARTNERSHIP.

Section 12.10 The parties may invoke court action to issue an injunction notwithstanding this arbitration section.

ARTICLE XIII

Intellectual Property

Section 13.1 All Intellectual Property and any future improvements to that Intellectual Property held by either: a) any individual partners of the Donna Jean General Partnership or b) The Donna Jean GENERAL PARTNERSHIP, will remain as such and no part of this Agreement creates any rights to the Company or its Member(s) regarding any Intellectual Property whatsoever.

ARTICLE XIV

Confidentiality

Section 14.1   Each Member/Party to this Agreement will protect Confidential Information. Confidential Information shall mean all information of whatever nature relating wholly or partly to the affairs of the Company or any Party under this Agreement which:

a)   Is supplied by or on behalf of a Party or Authorized Recipients (as defined

below) in writing or orally and whether before or after the date of this Agreement;

b) Is obtained by either Party or its Authorized Recipients in writing or orally, through or following discussions with the management, employees, agents or

advisers of a Party or an affiliate thereof;

c) Is acquired by observation or attendance by a Party or its Authorized

Recipients at the offices or other premises of any other Party; or

d) Consists of any reports, analysis, compilations, studies or other documents

prepared by, or on behalf of a Party and which contains or derives from or

otherwise reflects any information described as Confidential Information.

Section 14.2   Each Party may only use the Confidential Information for the purposes of this Agreement. Each Party will not provide the Confidential Information to any other Party(except necessary financial information to accountants for purposes of preparing tax returns), unless agreed to in advance in writing by the Company or one of its principals.

Section 14.3   This section 14 (fourteen) shall not apply to any information which:

a) At the time of its supply is in, or subsequently comes into, the public domain,

except through breach of any of the undertakings set out in this Agreement;

b) Is already in the lawful possession of a Party or an Authorized Recipient;

c) Subsequently comes lawfully into the possession of a Party or an

Authorized Recipient from a third party who does not owe any Party (as

applicable) an obligation of confidence in relation to it; or

d) Is required to be disclosed by law, regulation or any governmental or competent

regulatory authority provided that, to the extent reasonably practicable, the

Party required to make such disclosure shall consult in advance with and take

into account timing, content, the purpose of the disclosure and any

reasonable requests of any other Party on the proposed form.

Section 14.4 Section 14.3 does not apply to the Intellectual Property held by any individual partner of the Donna Jean General Partnership or the Intellectual Property held by The Donna Jean GENERAL PARTNERSHIP. Such Intellectual Property shall always remain confidential.

Section 14.5 Without affecting any other rights or remedies that a Party may have, all Parties acknowledge that a person with rights under this clause may be irreparably harmed by any breach of its terms and that damages alone may not necessarily be an adequate remedy. Accordingly, all Parties hereby acknowledge that injunctive relief, specific performance or other equitable relief may be an appropriate and necessary remedy for any threatened or actual breach of the terms of this clause.

Section 14.6 This entire section 14 (fourteen) survives the termination of this Agreement for a period of 2 (two) years. This section 14.6 does not apply to the Intellectual Property held by any individual Partner of the Donna Jean

General Partnership or the Intellectual Property held by The Donna Jean GENERAL PARTNERSHIP. Such Intellectual Property shall always remain confidential.

ARTICLE XV

Non-solicitation

Section 15.1 Non–solicitation: Every member will not solicit or hire, whether by way of an employment offer or any type of arrangement, any employee, associate or agent of the Company during their employment or affiliation with the Company and for one year after termination of any such employment or affiliation.

ARTICLE XVI

Other Investments

Section 16.1 Other Investments: The LLC acknowledges that Members may be in the business of venture capital investing and therefore review the business plans and related proprietary information of many enterprises, including enterprises that may have products or services that compete directly or indirectly with those of the LLC. Nothing in this Agreement shall preclude or in any way restrict a Member or its Affiliates from investing or participating in any particular enterprise, regardless of whether such enterprise has products or services that compete directly or indirectly with those of the LLC

ARTICLE XVII

Conversion to Corporation

Section 17.1 Conversion of Company: This Company may be converted or merged to a new entity if approved by unanimous consent of all Members.   It is expressly agreed that such a conversion will not alter in any manner whatsoever, the percentage capital interest of any member as identified in Exhibit A. Such a conversion will also not alter any part of this Agreement and the Agreement will be used and applied to the converted entity in full and effect.

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1] Mitch Wallis

____

Mitch Wallis

Donna Jean Two LLC